                                   Exhibit 10                       NEWS RELEASE
                                   ----------

                                [UNO LETTERHEAD]

            UNO RESTAURANT CORPORATION REPORTS FINAL FOURTH QUARTER,
    FULL YEAR RESULTS FOR FISCAL YEAR 1998 AND FINAL RESULTS OF TENDER OFFER

Boston, Massachusetts, November 5, 1998 -- Uno Restaurant Corporation (NYSE:UNO), today announced its final fiscal year 1998 fourth quarter and full year financial results. Net income for the fiscal year ended September 27, 1998 was $5,387,000, or $.49 per diluted share, compared to net income of $2,673,000, or $.22 per diluted share, for fiscal year 1997. The results for the year include a charge net of taxes of $636,000 or $.06 per diluted share for the cumulative effect of a change in accounting in conjunction with the company's adoption of SOP 98-5 "Reporting the Costs of Start-Up Activities" which requires that pre-opening costs be expensed as incurred. Results for fiscal year 1997, include special charges, principally FAS 121 charges, of $2,640,000 on an after-tax basis, or $.22 per diluted share. Revenue for fiscal 1998 increased 7.4% to $191 million from $178 million last year and system-wide sales increased by 6.8% to $279 million. System-wide comparable store sales grew by .7% and average weekly sales improved by 2.3%. Comparable store sales for company units grew by 1.3% and average weekly sales improved by 2%. Net income for the fourth quarter of fiscal 1998 was $2,194,000, or $.20 per diluted share, compared to net income of $1,836,000, or $.16 per diluted share for fiscal 1997. Revenue for the fourth quarter of fiscal 1998 increased 6.1% to $50.7 million from $47.8 million while system-wide comparable store sales increased by 1.6% and average weekly sales improved by 4%. Company comparable store sales increased by 2.5% and average weekly sales improved by 3.7%.

Commenting on the results, Craig S. Miller, President and CEO, stated, "We are pleased with the progress the company has made since establishing a more focused strategy. We have reformulated the Uno concept from principally a pizza based restaurant to a broader full-service casual restaurant under the banner "Pizzeria Uno...Chicago Bar & Grill." We have been closing under performing and non-representative units in both the company and franchised system. We have established new operating standards with industry leading initiatives for compensation and training to attract and retain the best employees. We have expanded our research and development center to develop new products that create the WOW factor necessary to drive customer traffic and generate higher sales volumes. We believe that this effort has produced 22 consecutive weeks of average weekly sales growth. This momentum has continued through October as company volumes were up approximately 7% from last year. All of the initiatives have positively impacted our financial performance as the company exceeded its goal of 20% EPS growth for each quarter during the year. Our favorable business trends give us confidence that our concept can generate greater levels of profitability and position us for more exciting growth during the coming years." The company anticipates opening 6-8 company restaurants and 10-12 franchise units during its current fiscal year and establishing more aggressive unit expansion targets for fiscal year 2000.

The company's tender offer for shares of its Common Stock has been completed. The company offered to purchase up to 1,000,000 shares of its Common Stock at a price, not in excess of $7.00 nor less than $5.75 per share. As announced in the company's preliminary results on November 2, 1998, only 274,721 shares were tendered and the company will pay $7.00 per share for all tendered shares. The tendered shares represent approximately 3% of total shares outstanding.

Uno Restaurant Corporation currently has a total of 160 "Pizzeria Uno...Chicago Bar & Grill" casual dining, full-service restaurants. The system includes 96 company units and 64 franchise locations in 28 states, the District of Columbia, Puerto Rico and Seoul, Korea. The company also operates a consumer foods division, which supplies American Airlines, movie theaters, hotel restaurants and supermarkets in the Northeast with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.


Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which could cause actual results to differ from those projected, including without limitation, the company's ability to open new restaurants and operate new and existing restaurants profitably, changes in local, regional, national and international economic conditions, especially economic conditions in the areas in which the company's restaurants are concentrated, increasingly intense competition in the casual-dining segment of the restaurants industry, increases in food, labor, employee benefits and similar costs, and other risks detailed from time to time in the company's periodic reports filed with the Securities and Exchange Commission.


CONTACT: Bob Vincent, Chief Financial Officer (617) 323-9200 (ext. 5215)




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                           UNO RESTAURANT CORPORATION
                  (Amounts in thousands except per share data)

                                                         THIRTEEN WEEKS ENDED
                                             ---------------------------------------------
                                              SEPTEMBER 27,1998         SEPTEMBER 28,1997
                                             -------------------       -------------------
                                             AMOUNT      PERCENT       AMOUNT      PERCENT
                                             -------     -------       -------     -------

Revenue:

  Restaurant sales                           $47,172       93.1%       $43,975       92.1%
  Consumer product sales                       2,301        4.5          2,589        5.4
  Franchise income                             1,200        2.4          1,194        2.5
                                             -------      -----        -------      -----
                                              50,673      100.0%        47,758      100.0%

Costs and expenses:

  Cost of sales (a)                           13,090       26.5         11,687       25.1
  Labor and benefits (a)                      14,903       30.1         14,187       30.5
  Occupancy (a)                                6,963       14.1          7,140       15.3
  Other operating costs (a)                    4,717        9.5          4,178        9.0
  General and administrative                   3,837        7.6          3,796        7.9
  Depreciation and amortization (a)            3,047        6.2          3,148        6.8
                                             -------      -----        -------      -----
                                              46,557       91.9         44,136       92.4
                                             -------      -----        -------      -----

Operating income                               4,116        8.1          3,622        7.6

Interest and other expense                      (840)      (1.7)          (840)      (1.8)
                                             -------      -----        -------      -----

Income before income taxes                     3,276        6.4          2,782        5.8
  Provision for income taxes                   1,082        2.1            946        2.0
                                             -------      -----        -------      -----

Net income                                   $ 2,194        4.3%       $ 1,836        3.8%
                                             =======      =====        =======      =====

Basic and Diluted Earnings per Share         $   .20                   $   .16

Weighted average shares outstanding:

  Basic                                       10,703                    11,212
  Diluted                                     10,761                    11,264

(a) Percent of restaurant and consumer product sales.


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                           UNO RESTAURANT CORPORATION
                  (Amounts in thousands except per share data)

                                                          FISCAL YEAR ENDED
                                            ----------------------------------------------
                                              SEPTEMBER 27,1998         SEPTEMBER 28,1997
                                            --------------------      --------------------
                                             AMOUNT      PERCENT       AMOUNT      PERCENT
                                            --------     -------      --------     -------

Revenue:

  Restaurant sales                          $177,343       92.7%      $164,389       92.4%
  Consumer product sales                       9,384        4.9          9,115        5.1
  Franchise income                             4,549        2.4          4,516        2.5
                                            --------      -----       --------      -----
                                             191,276      100.0%       178,020      100.0%

Costs and expenses:

  Cost of sales (a)                           48,567       26.0         43,994       25.4
  Labor and benefits (a)                      58,139       31.1         54,183       31.2
  Occupancy (a)                               27,988       15.0         27,045       15.6
  Other operating costs (a)                   18,086        9.7         16,067        9.3
  General and administrative                  13,661        7.1         13,384        7.5
  Depreciation and amortization (a)           12,183        6.5         12,469        7.2
  Special charges                                                        4,000        2.3
                                            --------      -----       --------      -----
                                             178,624       93.4        171,142       96.1
                                            --------      -----       --------      -----

Operating income                              12,652        6.6          6,878        3.9

Interest and other expense                    (3,661)      (1.9)        (2,827)      (1.6)
                                            --------      -----       --------      -----

Income before income taxes                     8,991        4.7          4,051        2.3
  Provision for income taxes                   2,968        1.6          1,378         .8
                                            --------      -----       --------      -----

Income before cumulative effect
  of change in accounting principle         $  6,023        3.1%      $  2,673        1.5%
Cumulative effect of change in
  accounting principle for
  pre-opening costs, net of income
  tax benefit of $313                            636         .3%
                                            --------      -----       --------      -----
Net income                                  $  5,387        2.8%      $  2,673        1.5%
                                            ========      =====       ========      =====

Basic and Diluted Earnings per Share:
 Income before cumulative effect
   of change in accounting principle        $    .55                  $    .22
 Cumulative effect of change in
   accounting principle, net of
   income tax benefit                       $   (.06)
                                            --------                  --------
Net Income                                  $    .49                  $    .22
                                            ========                  ========

Weighted average shares outstanding:

  Basic                                       10,873                    11,951
  Diluted                                     10,932                    12,008

(a) Percent of restaurant and consumer product sales.